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                                                                       EXHIBIT H


                                    AGREEMENT


         THIS AGREEMENT (the "Agreement") is executed this 23rd day of June 2000 between Peter F. Gontha ("Gontha"), and the Selim K. Zilkha Trust, a California trust ("Zilkha").

         WHEREAS, Gontha's family owns a direct and indirect ownership interest in PT. JARING DATA INTERAKTIF, an Indonesian corporation, with its principal offices located at Wisma Indovision, Mezzanine Floor, JL. Raya Panjang Z/111 Green Garden, Jakarta 11520 Indonesia (the "Company") and the Company's shareholders have entered into an agreement to transfer 90% of the issued and outstanding shares of the Company to Acquisition Corp., a Delaware corporation ("Sub"), which is wholly owned by AcuBid.com Inc., a Delaware corporation ("AcuBid") in exchange for 44,000,000 shares of common stock ("Purchase Shares") of AcuBid pursuant to that certain Amended and Restated Stock Purchase Agreement dated March 24, 2000, as amended (the "Purchase Agreement"); and

         WHEREAS, Article III of the Purchase Agreement provides that AcuBid will issue one million (1,000,000) shares of Series B preferred stock of AcuBid (the "Preferred Shares") at the Closing (as such term is defined in the Purchase Agreement) to Zilkha in the event Zilkha contributes an additional $10 million of capital to AcuBid ("Additional Capital"). The parties have mutually agreed to restructure as follows:

         (a) AcuBid shall issue one million shares of Series B preferred stock to Zilkha. The preferred shares shall be convertible, at no additional cost, by Zilkha in its sole discretion into 5 million shares of AcuBid common stock at any time after the $10MM purchase of such preferred shares by Zilkha.

         (b) Class A Warrants. Zilkha shall receive a five-year warrant to purchase an additional 5 million shares of AcuBid common stock ("Class A Warrant"). The Class A Warrant shall give Zilkha the right to purchase 5 million additional AcuBid common shares at:

         (i) $2.00 per share for three years from and after the date hereof.

         (x)         $4.00 per share for two additional years thereafter.

         (c) Class B Warrants. In addition to the Class A Warrants granted in clause (b) above, Zilkha shall receive a five-year warrant to purchase an additional 2 million shares of AcuBid common stock at $5.00 per share for five years from and after the date hereof ("Class B Warrant").



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         (d)        Economic Anti Dilution. AcuBid recognizes that Zilkha is an initial investor in AcuBid. As such, AcuBid warrants that Zilkha shall have the best deal with regard to price. If AcuBid sells stock at any time during the first ten years following the date of this agreement to any party other than Zilkha at more advantageous prices, then Gontha will cause AcuBid to issue to Zilkha the difference in additional shares of AcuBid common stock.

                  example If AcuBid sells five million shares of common stock to another party at $1.00 per share during the ten year period set forth above, then Zilkha shall receive an additional 5 million shares of AcuBid common stock at no additional cost.

         (e) Registration Rights Registration Rights remain the same as previously set forth in the Purchase Agreement between AcuBid and JDI, dated March 24, 2000.

         WHEREAS, Gontha desires to induce Zilkha to contribute $10 million to AcuBid's capital in exchange for the Preferred Shares;

         NOW, THEREFORE, the parties hereto agree as follows:

1. Additional Consideration. In order to induce Zilkha to acquire the Preferred Shares, Gontha agrees to transfer, convey and assign to Zilkha the "Share Amount" (as hereinafter defined) of PT Datakom Asia, an Indonesian corporation ("PT Datakom Asia"), following the completion of PT Datakom Asia's restructuring. Gontha's obligation to transfer to Zilkha the Share Amount (as hereinafter defined) is conditioned upon (i) completion of the restructuring process of PT Datakom Asia; (ii) Zilkha's payment of the Additional Capital to AcuBid in exchange for the Additional Shares; and (iii) continued ownership by Gontha of PT Datakom Asia shares. For purposes of this Agreement the terms "ownership by Gontha" and "Gontha's Ownership" shall mean ownership by Gontha or his relatives (by blood or marriage) and/or an entity or entities majority owned by Gontha or his relatives (by blood or marriage), and the term "Gontha's obligation to transfer" or "Gontha's transfer" shall mean Gontha's obligation to procure the transfer of the Share Amount to Zilkha.

2. Current Status. Zilkha hereby acknowledges that PT Datakom Asia is currently insolvent and is in the process of restructuring its outstanding debt and exchanging common stock for a portion of said debt. Currently, PT Datakom Asia owes approximately $260,000,000 to bondholders and $85,000,000 to a bank and $50 million owed to the Asian Infrastructure Fund. It is Gontha's objective to reduce PT Datakom Asia's debt to $35 million owed to the bank and to cause PT Datakom Asia to issue stock to its bondholders in cancellation of the bond. The parties acknowledge however that the


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restructuring is subject to the approval of creditors and shareholders other than the Gontha interests in PT Datakom Asia. Gontha is in no position to make representations as to the timing of the restructuring or whether it will take place at all. Although Gontha will use commercially reasonable efforts to procure the completion of the restructuring, the parties hereto acknowledge that there is a reasonable chance that such efforts will be unsuccessful and that the Share Amount may be zero. The parties further acknowledge that there may be liens, encumbrances, adverse interest, limitations or restrictions on the shares of PT Datakom Asia created by the restructuring.

3. Definition. For purposes of this Agreement, the "Share Amount" to be transferred to Zilkha by Gontha shall be based upon Gontha's percentage ownership, if any, in PT Datakom Asia following the completion of the restructuring. The term "Share Amount" shall mean the amount of shares of PT Datakom Asia which would equal the percentage of the outstanding shares of PT Datakom Asia set forth in the second column listed below:

Gontha Ownership in PT Datakom Asia

                                               Share Amount Following the Restructuring
-----------------------------------------------------------------------------------------------------------
More than 60%                                  10% of total outstanding shares of PT Datakom Asia

Greater than 50% but less than 60%             9% of total outstanding shares of PT Datakom Asia

Greater than 40% but less than 50%             8% of total outstanding shares of PT Datakom Asia

         In the event Gontha's ownership in PT Datakom Asia following the restructuring is 40% or less, then the Share Amount shall be equal to 20% of Gontha's ownership in PT Datakom Asia following the restructuring,

4. Limited Representations Warranties and Covenants of Gontha. In the event that Gontha transfers a share amount to Zilkha pursuant to the provisions of paragraph 1 and 2 above, then Gontha represents and warrants to Zilkha, (which representations and warranties shall survive the AcuBid share purchase closing), the following:

(a) at the time of the transfer, the Share Amount shall be free and clear of all liens, claims, encumbrances, and restrictions;

(b) the transfer of the Share Amount by Gontha to Zilkha shall not (a) conflict with, result in a breach of, the terms or provisions of any indenture, agreement, judgment, decree or other instrument or restriction to which Gontha is a party or (b) violate any provision of any law, or any rule, regulation, order, judgment or decree of any court, governmental agency or body or arbitration panel in which Gontha is represented. and

(c) the parties further acknowledge that Gontha's transfer of the Share Amount is subject to Indonesian governmental approval of the transfer in terms of then current


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     Indonesian foreign investment regulations.

5. Indemnification by Gontha. Gontha agrees to indemnify and hold Zilkha harmless from and against any and all costs, claims, charges, recoveries, losses, expenses (including, but not limited to, reasonable attorneys' fees), liabilities, judgments, settlements, injunctions, compromises, penalties, decrees or any other loss of any kind or nature whatsoever ("Losses") actually incurred by it that are attributable to any breach by Gontha of any provision of this agreement. Notwithstanding anything to the contrary in this paragraph 5, Gontha's liability under this paragraph 5 shall be limited to Zilkha's actual damages and shall exclude consequential damages.

6. Further Assurances Each party hereto shall perform, make, execute, and deliver or cause to be performed, made, executed, and delivered any and all such further acts, assurances, offers, instrument, or documents as may be reasonably required in order to effectuate the purposes of the Agreement.

7. Governing Law This Agreement shall be governed by the laws of the State of California. Any claim arising under or related to the Agreement shall be filed in the state or federal court located in Los Angeles, California and the parties consent to the jurisdiction of the foregoing courts.







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IN WITNESS WHEREOF, the parties have executed this Agreement in counterpart as of the day and year first above written.


                                                "Gontha"


                                               /s/ Peter F. Gontha
                                               -------------------
                                               Peter F. Gontha



                                               "Zilkha"

                                               Selim K. Zilkha Trust

                                               By:   /s/ Selim K. Zilkha
                                                  ------------------------------
                                               Title:  Trustee